Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED

UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Defined terms used but not defined herein have the meaning given to them in our Annual Report on Form 10-K to which this description is an exhibit.

As of December 31, 2019, Perth Mint Physical Gold ETF had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Perth Mint Physical Gold ETF shares (the “shares”).

DESCRIPTION OF THE SHARES

The Trustee is authorized under the Trust Agreement to create and issue an unlimited number of shares. The Trustee will create shares in Baskets (a Basket equals a block of at least 25,000 shares) only upon the order of an Authorized Participant. The shares represent units of fractional undivided beneficial interest in the net assets of the Trust and have no par value.

Description of Limited Rights

The shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. Holders of the shares do not have the statutory rights normally associated with the ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions. All shares are of the same class with equal rights and privileges. Each share is transferable, is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which investors may vote under the Trust Agreement. The shares are entitled to be redeemed or exchanged for gold. The shares do not entitle their holders to any conversion or pre-emptive rights or redemption rights for single shares.

Redemption of Shares

The shares may be redeemed by or through an Authorized Participant in Baskets. See “Creation and Redemption of Shares by Authorized Participants” in our Annual Report on Form 10-K for details.

Distributions

If the Trust is terminated and liquidated, the Trustee will distribute to the investors any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Trustee shall determine. Investors of record on the record date fixed by the Trustee in consultation with the Administrative Sponsor for a distribution will be entitled to receive their pro rata portion of any distribution.

Voting Rights

Under the Trust Agreement, investors have no voting rights, except in the following limited circumstances: (i) registered holders of at least 25% of the shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and (ii) registered holders of at least 75% of the shares have the right to require the Trustee to terminate the Trust Agreement. Otherwise, no investor shall have any right to vote or in any manner otherwise to control the operation or management of the Trust. In addition, certain amendments to the Trust Agreement require advance notice to the investors before the effectiveness of such amendments, but no investor vote or approval is required for any amendment to the Trust Agreement.

Book-Entry Form

Individual certificates are not issued for the shares. Instead, one or more global certificates are deposited by the Trustee with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the shares outstanding at any time. Under the Trust Agreement, investors may only hold shares through (i) DTC Participants, (ii) Indirect Participants, or (iii) those banks, brokers, dealers, trust companies and others who hold interests in the shares through DTC Participants or Indirect Participants. The shares are only transferable through the book-entry system of DTC. Investors who are not DTC Participants may transfer their shares through DTC by instructing the DTC Participant holding their shares (or by instructing the Indirect Participant or other entity through which their shares are held) to transfer the shares. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Baskets and/or the shares by giving notice to the Trustee and the Administrative Sponsor. Under such circumstances, the Administrative Sponsor, in consultation with the Custodial Sponsor, will find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, the Trustee will terminate the Trust.

The rights of the investors generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.

Share Splits

If the Administrative Sponsor believes that the per share price in the secondary market for shares has fallen outside a desirable trading price range, the Administrative Sponsor, in consultation with the Custodial Sponsor, may direct the Trustee to declare a split or reverse split in the number of shares outstanding and to make a corresponding change in the number of shares constituting a Basket.

Delivery of Gold to and from the Trust

Pursuant to agreements between Gold Corporation, in its individual capacity, and the Authorized Participants, the Basket Gold Amount to be deposited by an Authorized Participant into the Trust Unallocated Metal Account in connection with a Purchase Order and the amount of gold to be withdrawn from the Trust Unallocated Metal Account and delivered to an Authorized Participant in connection with a Redemption Order shall be deposited into or withdrawn from the Trust Unallocated Metal Account either by way of transfer from or to the GC Metal Account or by way of transfer from or to a Gold account of an Authorized Participant maintained on an Unallocated Basis by Gold Corporation.

None of the Trustee, the Sponsors (in the case of the Custodial Sponsor, in its capacity as Custodial Sponsor) or the Trust shall have any liability for any loss resulting from the use of the GC Metal Account or for any act or inaction of Gold Corporation related to the GC Metal Account.

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